Pony Group Inc.

Engineer Experiment Building, A202

7 Gaoxin South Avenue, Nanshan District

Shenzhen, Guangdong Province

People’s Republic of China

VIA EDGAR

September 23, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf

Re:	Pony Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 31, 2022
File No. 333-234358

Dear Mr. Fetterolf,

Pony Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 18, 2022, regarding the Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) submitted to the Commission on March 31, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Item 1. Business, page 1

1.	Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, and in particular sample comments 1 through 11. To the extent the Sample Letter requests disclosure on a prospectus cover page or prospectus summary, such disclosure should be provided in Item 1 of Form 10-K and, with respect to the discussion of the transfer of cash within the company, such disclosure should be provided in Item 7 of Form 10-K. In this regard, we note your China-specific disclosure in your risk factors but not in the introductory discussion of your business. In your response, show us the proposed revised disclosure that you undertake to include in future filings.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 1, 2, 3, 4, 26, 27 and 35 of the Form 10-K.

“There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”, page 15

2.	We note your disclosure that “the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022.” As such rules are now in effect, please revise your disclosure that “[t]here remains uncertainties as to when the final measures will be issued and take effect.” In connection therewith, explain how such oversight impacts your business and ability to conduct offerings and to what extent you believe you are compliant with the regulations or policies that have been issued by the Cyberspace Administration of China (CAC) to date. In your response, show us the proposed revised disclosure that you undertake to include in future filings.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 3 and 19 of the Form 10-K.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/Wenxian Fan
Wenxian Fan, Chief Executive Officer
Pony Group, Inc.

cc: Richard I. Anslow, Esq.